October 16, 2006

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. John P. Nolan, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unibanco - Union of Brazilian Banks S.A. Unibanco Holdings S.A. Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 1-14640-1)

Dear Mr. Nolan:

By letter dated September 21, 2006 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on the annual report on Form 20-F for the fiscal year ended December 31, 2005 as filed on June 30, 2006 (the “2005 Form 20-F”) by Unibanco – Union of Brazilian Banks S.A. (“Unibanco”) and its parent company Unibanco Holdings S.A. (“Unibanco Holdings,” and collectively with Unibanco, the “Companies”). The Companies today are submitting herewith, via EDGAR and facsimile, responses to the Staff’s comments. We have discussed with Lisa Haynes of the Staff the timetable for submitting this letter. Based on the responses set forth in this letter, including the undertakings concerning future filings of the Companies on Form 20-F, we believe it will not be necessary to amend the 2005 Form 20-F. Without prejudice to the foregoing, we will revise our future filings in order to better clarify the matters raised by the Staff, when applicable.

For convenience, we have reproduced below the Staff’s comments and have provided the Companies’ responses immediately below the comments.

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Item 4.B. Business Overview

Treatment of Overdue Debts, page 52

1.

We note your disclosure on page 53 that banks must write-off loan transactions six or twelve months after they are ranked H, depending on initial maturity. Please tell us and revise future filings to clarify if this policy applies to both loans with companies and loans with individuals.

The National Monetary Council (Conselho Monetário Nacional), or CMN, in its capacity as regulator of the Brazilian banking system, has issued Resolution 2,682/99 (Resolução 2.682/99) with the purpose of defining certain criteria for banks to (i) classify their credits deriving from financing transactions with their clients and (ii) make provisions relating to overdue financing transactions.

The above-mentioned regulation applies to financing transactions entered into with both companies and/or individuals. In both cases, the credits must be classified in accordance with their risk. Risk assessment includes, as a general rule, the analysis of:

(i)        the economic and financial situation of the debtor and its guarantors, as well as their level of indebtedness, capacity for generating profits, cash flow, quality of management and controls, delay in payments, contingencies, type of economic activity and credit limits; and

(ii)       the nature and purpose of the transaction, as well as sufficiency of the collateral, level of liquidity and total amount of the loan.

Specifically with respect to credit transactions with individuals, their risk assessment also includes, in addition to the factors above-mentioned, an evaluation of the individual´s income, net worth, credit history and certain personal data. Except for this provision, all other terms and conditions of Resolution 2,682, which are generally described in our 2005 Form 20-F, apply to credit transactions with both companies and individuals. We therefore confirm that the general rule for banks to write-off credit transactions six or twelve months after they are ranked H, depending on their initial maturity, apply for both company and individual debtors, and we will revise our future filings to clarify this point.

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2.

As a related matter, for all loans charged off during the three year period ended December 31, 2005, please provide us with a tabular summary of the number of days loans were past due and the corresponding loan classification at the time the loan was charged-off. Please specifically disclose by footnote or in the table whether the loans had an initial maturity of 36 months or less or in excess of 36 months as we note this will influence how the loan is treated for Central Bank past due classification and provisioning purposes.

We consider certain loans as charge-offs when in our judgment all amounts due, including accrued interest and indexation, are no longer considered collectible in accordance with the contractual terms of the loan. In our experience, if collection efforts are not successful within one year, we are unlikely to recover the amount past due. This practice is also consistent with the general rule of the Brazilian Central Bank (the “Central Bank”) for banks to write-off credit transactions six or twelve months after they are ranked H, depending on their initial maturity.

Below is a tabular summary of the number of months loans were past due at the time the loan was charged-off. All the loans were already ranked as H at the time they were charged-off.

(1) There are some loans that were past due less than 6 months at the time they were charged-off because they were ranked H before becoming past due. A loan can be ranked H before becoming past due if the loan is considered of high credit risk, for instance in the case of bankruptcy or very poor financial conditions of the debtor for corporate loans.

(2) The Central Bank allows loans with maturity in excess of 36 months to have the period double counted. Moreover, if loans are fully collateralized, they may take more than one year to be ranked H. Those are typically mortgage loans and automobile financing.

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Item 5.A. Operating Results

Provision for Loan Losses, page 86

3.

We note your disclosure on page 87 that in your Retail segment, Unicard's provision for loan loss decreased R$44 million despite a R$688 million increase in its corresponding loan portfolio. Please tell us and revise future filings to describe in detail why the 2005 change in Unicard's provision for loan is not directionally consistent with the loan portfolio growth. Your response should compare and contrast how Unicard's risk profile differs from that of Fininvest and Hipercard which experienced increases to their provisions for loan losses for the period ended December 31, 2005 of R$286 million and R$157 million, respectively.

As described in our 2005 Form 20-F, we establish allowances for loan losses on a regular basis by determining reserves through estimates based upon forecast models that consider, among other things, recent loss experience and the size and diversity of individual loans. Unicard, Fininvest and Hipercard’s loans are treated as homogeneous portfolios and for each of them we apply such criteria separately.

In order to explain why Unicard’s provision for loan losses decreased in 2005, despite the fact that its loan portfolio experienced significant growth during the same period, in contrast with Fininvest and Hipercard which experienced different behavior, it is necessary to understand the nature of each business, the evolution of their portfolio growth during the year, and the change in their portfolios’ risk profile by the end of 2005 as compared to 2004. Therefore, we will first address the changes in the Fininvest and Hipercard portfolios, and then compare those to what was experienced at Unicard.

Fininvest

Fininvest is our consumer finance company, which provides loans primarily to low-income individuals. It also offers mainly private label credit cards. As a result, Fininvest’s business is not directly comparable to either Unicard’s or Hipercard’s businesses. The increase of R$286 million in Fininvest’s provision for loan losses in 2005 was a result of an increase of 40.4% in its loan portfolio during this time, along with a deterioration in the risk profile of its loans. This deterioration was a consequence of significant growth, during the first half of 2005, in the portion of Fininvest’s portfolio that is devoted to unsecured personal loans, which are a high risk product.

Hipercard

Unibanco acquired Hipercard in March 2004. During 2004, the Hipercard portfolio continued to be concentrated in the Northeast region. During 2005, its business expanded to the South and Southeast regions in line with the Hipercard strategy, enhanced by an agreement with Wal-Mart pursuant to which Hipercard also acquired the portfolio of GE Capital. GE Capital had been the financial provider of credit cards to Wal-Mart clients in certain regions of Brazil. The acquired GE Capital credit portfolio had a riskier profile than Hipercard’s, as Hipercard historically had a small portion of its loan portfolio devoted to revolving credit. Once Unibanco acquired Hipercard, it began to increase the amount of revolving loans handled by Hipercard. The provision for loan losses increased

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R$157 million in 2005, as a result of a 47% portfolio growth in 2005, the riskier credit profile of Hipercard’s clients due to the strategy of expanding to the South and Southeast regions, and a larger revolving credit portion in the portfolio mix (for instance, the percentage of average revolving credit on average loan portfolio was 15% in 2004 as compared to 19% in 2005).

Unicard

Unicard is one of our credit card companies. Its loan portfolio consists of three different categories of loans: (i) revolving credit, which yields high interest rates and, therefore, is the highest risk portion of Unicard’s portfolio, (ii) loans that are usually due within thirty days, which are extended in connection with credit card purchases, and (iii) loans in connection with credit card purchases that are billed in multiple installments through agreements with retailers, a common practice in Brazil.

Unicard’s provision for loan losses in 2005 is not directionally consistent with its portfolio growth because of the following three factors:

(i) an aggressive strategy to acquire new clients along with a strong credit expansion in Brazil, resulting in Unicard’s loan portfolio growth of 40.3% (which took place mainly in the second half of 2005, growing 35.4% during that period);

(ii) acquisition of new clients with a lower risk profile than Unicard’s prior customer base, thus resulting in a new portfolio with better creditworthiness; and

(iii) lower growth of the revolving category of Unicard’s loan portfolio as compared to the total portfolio growth. For instance, the percentage of average revolving credit in Unicard’s total loan portfolio was 26% in December 2004 as compared to 22% in December 2005.

We will revise our future filings to clarify this point.

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Item 15. Control and Procedures

Principal Accountants’ Fees and Services, page 193

4.

We note your disclosures on page 193 that in 2004 and 2005, you were billed by PricewaterhouseCoopers Auditores lndependentes (PwC) for audit-related fees of R$690,000 and R$2,456,000, respectively for support in documenting internal controls and planning tests in connection with your Sarbanes Oxley compliance. Please describe for us in detail the nature, timing and extent of these audit-related services provided by PwC. Please also describe how management determined that the services rendered by its independent auditors did not represent prohibited services, such as performance of management functions or internal audit outsourcing. Refer to SEC Release 33-8183 and Rule 2-01(c)(4) of Regulation S-X.

PwC provided services in connection with two separate projects with respect to our preparation for Sarbanes-Oxley compliance.

The first project began in the second half of 2004 and involved the preparation of an accounting matrix, and was specifically approved by our Audit Committee. The project consisted of several phases. In each of these phases, a “core team” of Unibanco personnel was primarily responsible for preparing the documentation. The core team consisted of representatives from our US GAAP, Risk, Internal Audit, Compliance, Business and Project Management areas. PwC provided assistance in the preparation of the documentation and also provided recommendations to improve the quality of the documentation by referring to best practices.

In the first phase of this project, the core team prepared a matrix to determine the significant account balances, processes, activities and entities that should be covered in the implementation process. This phase included identifying: (a) the significant accounts and disclosures in our financial statements; (b) the business processes and cycles underlying our significant accounts and disclosures; (c) the financial statement assertions for our significant accounts and disclosures; (d) the individually significant locations and entities; (e) locations and entities with specific risks; and (f) other smaller locations at which company level controls should be covered. During this phase, PwC provided examples of best practices on how to structure and prepare the coverage matrix and also evaluated whether the matrix prepared by our core team appeared to be well founded. At the conclusion of this phase, the coverage matrix was validated and approved by our core team.

The second phase of this project involved the preparation of flowcharts of our existing processes, based on interviews of the individuals responsible for the significant business processes and cycles identified in the first phase. The flowcharts were prepared by PwC and our staff and validated by our core team.

The second phase of this project also included the preparation of control matrices and descriptions of key controls. The control matrices mapped the identified control activities against the related financial statement assertions, identifying those assertions where additional control procedures might have been necessary to address the financial statement

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assertions. These matrices were prepared by our core team, with assistance from PwC. The core team identified the key controls that required control descriptions, and the employees responsible for those processes were then required to prepare the control descriptions. Upon completion, the control matrices and key control descriptions were validated and approved by the core team and the persons responsible for the processes.

In the third phase of this project, our internal audit team designed the work program for testing the key controls and performed the tests. PwC reviewed the work programs as they were being prepared and also provided assistance to the core team as they evaluated the control deficiencies that were identified and the adequacy of the remediation plan.

The total fees charged by PwC for this first project amounted to R$2,622 thousand, of which R$690 thousand was billed in 2004 and R$1,932 thousand in 2005.

The second project was a diagnostic review of our readiness for the certification process to be conducted during calendar year 2006. This project was specifically approved by the Audit Committee at the end of 2005.

At the time that we contracted PwC for this project, we had already completed our scoping process, design assessment and compliance testing of internal controls. The purpose of PwC’s project was to evaluate our work in this area and identify areas for potential improvement. Their project included the following stages:

1.               Analysis of our “scoping” process prepared for the year of 2005 to identify the significant accounts, processes, cycles and locations, based on the existing guidance from the PCAOB and the SEC.

2.               Walkthroughs of certain processes for the purpose of validating our flowcharts and process descriptions.

3.               Analysis of our procedures to define the extent, volume and documentation of our tests of internal controls for the 2005 scope.

4.               Execution of independent tests of our internal controls.

5.               Evaluation of our action plans to remediate deficiencies identified by us with respect to documentation, design and testing of internal controls.

6.               Tests of internal controls that had initially been identified by us as having deficiencies with respect to their design or operating effectiveness.

Upon completion of the sixth stage, PwC provided us with a report containing their findings and recommendations.

The total fees billed for this project were R$524 thousand in 2005.

Before we hire PwC to provide any non-audit services, our senior management considers whether those services would be inconsistent with the independence guidelines established by the SEC, the Central Bank, the Brazilian Securities Commission and the Brazilian Federal Accounting Council. In this particular matter, we note that the Central Bank regulates, through Resolution 3,198/04 (Resolução 3,189/04) the services provided by independent auditors in Brazil and imposes certain specific independence requirements for such services to be provided. Furthermore, the Brazilian Securities Commission, through Resolution 308/99 (Instrução 308/99) imposes certain restrictions on the activities that may be performed by independent auditors. The initial analysis of the hire request is

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conducted by our Internal Audit Department, following the criteria determined by our Audit Committee, which are based on the rules and regulations applicable to us. If no issues are identified by senior management, the proposed service is submitted for approval by the Audit Committee. Our Audit Committee’s policy for approving services provided by PwC is described on page 193 of our 2005 Form 20-F.

PwC’s service proposal for the first project, approved in 2004, included their analysis of the independence aspects. That analysis concluded that the proposed services were not prohibited by the Sarbanes-Oxley Act and were consistent with paragraph 33 of PCAOB Auditing Standard no. 2. The Audit Committee agreed with that analysis, considering that PwC’s work did not include the design of new or proposed processes or controls, nor the performance of any management functions or decisions. Our core team was directly and deeply involved in all phases of the project, including all decisions that were made.

With respect to the second project, the Audit Committee analysis of the independence considerations concluded that the nature of the various stages of the project was consistent with the procedures that PwC would be expected to perform in connection with the audit of our internal controls over financial reporting, as described in PCAOB Auditing Standard no. 2, but with a more limited scope. The project, therefore, did not represent a prohibited service under the SEC guidelines.

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Item 18. Consolidated Financial Statements

Note 2(h) - Allowance for loan losses, page F-17

5.

We note that your loan charge-off process normally occurs if no payment is received within 360 days from its due date. We also note from the table on page 127 that in four of the five most recent fiscal years, your total charge-offs per year (before recoveries) have exceeded your provision for loan losses and have exceeded or were extremely close to being equivalent to your beginning allowance balance. Please tell us how and when you determine the timing of loan charge-offs. In your response, please explain why you believe your treatment to be consistent with U.S. GAAP giving effect to the loan classification system you use which incorporates time past due and minimum specific provisions required. Please specifically address why you believe these practices do not defer charge-offs and therefore potentially overstate the allowance or understate the allowance given the level of charge-offs compared to your periodic provision and beginning allowance amounts. Please also discuss how these practices impact the comparability and directional consistency of the allowance.

Set forth below are descriptions of our charge-off practices for our wholesale and retail loan portfolios. We believe that we have applied these practices consistently and in accordance with US GAAP rules, and we believe that they do not lead to a deferment of charge-offs since we typically charge off a loan when we believe it to be uncollectible.

Wholesale

Our Wholesale business encompasses economic groups with annual sales in excess of R$150 million. Wholesale loans have distinctive characteristics and therefore are not evaluated as a homogeneous portfolio. The risk evaluations are carried out on an individual and periodic basis, by means of a proprietary risk rating system with 14 levels of risk (from AA to H). The system comprises quantitative and qualitative elements, such as the company’s economic and financial status, management capability, financial background, relationship with us and the conditions of the market in which it operates, among others. Credit lines for corporate customers are reviewed every 60 to 360 days, depending on the borrower’s rating and the economic environment. In our rating system, loans rated as H are high credit risks and usually are fully provisioned against. We consider these loans as charge-offs when in our judgment all amounts due, including accrued interest and indexation, are no longer considered collectible in accordance with the loans’ contractual terms. For instance, we usually make all efforts to recover a loan within 360 days of it being past due, and after that period, we consider it to be no longer collectible. We believe this practice is consistent with US GAAP.

Retail

Small-balance homogeneous loans such as overdraft, credit card, mortgage loans and consumer finance loans have similar characteristics and are managed using specific systems and processes. We use a wide range of statistical tools to evaluate loan requests

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and a client’s potential performance, including credit and behavior scoring models. Charge-off normally occurs if no payment is received within 360 days from its due date. We usually consider loans that are past due 360 days no longer collectible, given all of the bank’s efforts to recover the payments take place within 360 days from the date that the loans had first become past due (internal collection efforts occur during the first 180 days after a loan becomes past due, and, after this period, outsourced collection firms take over the recovery of such loans). In our experience, if collection efforts are not successful within a 360 day period, we are unlikely to recover the amount past due. Therefore, we believe that our charge-off practice for homogeneous loans is also consistent with US GAAP.

It is our practice to establish allowances for loan losses on a regular basis by determining reserves through estimates and judgments. For each client rating, we determine an allowance for corresponding probable losses using forecast models that consider, among other things, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral, the probability of default, and the size and diversity of individual loans.

The practices for determining both charge-offs and allowances for loan losses, mentioned above, were applied according to US GAAP as displayed in the table on page 127 of our 2005 Form 20-F. The significant increase of 97.3% in provision for loan losses in 2005 from 2004 is mainly explained by two factors: (i) the total loan growth of 25.1% during 2005, especially in the Retail loan portfolio (31.5% increase in 2005), in line with our strategy of intensifying our participation in higher margin and higher profitability businesses; and (ii) the riskier credit portfolio mix as a result of increases in the loans of the companies Hipercard and Fininvest, which presented a deterioration in their portfolio quality (for further details, please see answer to question number 3 of this letter). Therefore, the R$2,107 million allowance for loan losses balance at the end of 2005 is our estimate of future probable losses. On the other hand, the R$1,442 million charge-off in 2005 represented the amount of loans we no longer considered collectible in accordance with the loans’ contractual terms.

We believe that our practices do not lead to a deferment of charge-offs and do not overstate or understate the allowance because our beginning allowance amounts are set based on our forecast models to estimate probable losses of our portfolios in the future, which will impact the level of provisions required for the period. Should our charge-off amounts had been greater or smaller, our beginning allowance amounts in relation to the outstanding portfolio would had been the same for that outstanding portfolio because allowances are determined by our forescast models to cover future probable losses. Therefore, we do not believe that allowances are overstated or understated. We also believe that our charge-offs reflect the risk profile and behavior of the nonperforming loan portfolio constituted in the past, usually before at least 360 days. We have consistently applied our charge-off and allowance policies, and we will continue to do so. However, allowances for loan losses may not be an indicative of future charge-offs, given that there are uncertainties in our models as a result of the volatility of the Brazilian economy. Moreover, the methodology for calculating the allowances for expected credit losses based on forecast models involves significant judgment and is dependent on the quality of the information available.

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Note 2(n) – Foreclosed assets, including real estate, page F-19

6.

Please tell us and revise future filings to more fully describe your policies and procedures for nonperforming loans. Specifically describe the factors considered and typical time frames involved in management's decision to first classify a loan as nonperforming and then subsequently initiate and complete the foreclosure process.

For loan accounting purpose, we consider any balance that is 60 days or more overdue as nonperforming, and it is subject to specific review for charge off. We charge off a loan when, in our judgment, all amounts due are no longer considered collectible in accordance with the contractual terms of the loan. Generally, this condition is reached at approximately 360 days overdue, for both wholesale and retail portfolios.

We have different collection processes for our wholesale and retail portfolios:

Wholesale

With respect to our wholesale portfolio, the relationship manager for the particular wholesale debtor, along with our Credit Recovery and Renegotiation Department, is responsible for managing each overdue loan, both in relation to renegotiation of its terms, as well as any decision to execute upon the collateral.

Retail

With respect to our retail portfolio, the process of recovery of overdue loans begins when the loan is only 3 days overdue, and is performed in two phases:

1st: Internal collection efforts, which continue until the loan is 180 days overdue, and

2nd: External collection, which handles any loan overdue more than 180 days.

For both Wholesale and Retail loan portfolios, the procedures set forth below are normally followed after 180 days:

•	Legal analysis of the enforceability of the respective guarantee;
•	Judicial filing of a recovery claim;
•	Assessment of market value of the guarantee by an expert;
•	Two judicial auctions;[1]
•	If there are third party purchasers of the loan, we will receive payment within 24 hours;
•	If there are no third party purchasers, adjudication of the guarantee takes place;
•	If the value of the guarantee is insufficient to fully repay the loan, we then continue with the judicial claim in an attempt to foreclose on the available assets of the debtor.
•	When the adjudication takes place, we record, as a foreclosed asset, the lower of the fair value of the foreclosed asset minus estimated costs to sell such asset(s) and the carrying value of the loan.

We will revise our future filings to clarify this point.

_________________________

1            In the first auction, the purchase price must be at least equal to the market value assessed by the expert assigned by the competent judge; in the second (and last) auction, the guarantee may be sold at any price.

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Note 12 - Premises and Equipment, page F-37

7.

We note your disclosure on page F-37 that since 2002, you sold many properties used as branches and subsequently rented them for the purpose of continuing your operations. Please tell us, and revise future filings to disclose the following for each period presented:

•	The number of branches for which sale-leaseback accounting was achieved as compared to the financing method of accounting;
•	The quantifiable impact that the sale-leaseback and financing method transactions had upon your financial statements; and
•

Describe the terms of sale-leaseback and financing method transactions, including future commitments, obligations, provisions, or circumstances that require or result in your continuing involvement (refer to paragraph 17 of SFAS 98).

Since 2002 and until December 31, 2005, we sold 185 properties (2002 - 110 properties, 2003 - none, 2004 - 75 properties and 2005 - none) that had been used as operational branches.

Transactions accounted for under the financing method, where we have a continuing involvement based on our provision of recourse financing in which the only recourse is to the leased asset, included 27 properties in the amount of R$57 million (cost of R$33 million), all of which were sold in 2004. At December 31, 2005, the proceeds from the sale of the branches and interest earned from the financed contracts, net of the leases paid in the amount of R$35 million, will be recorded as income only as from the final maturity of the corresponding financing period (usually 10 years). However, the corresponding fixed assets are still recorded in our balance sheet, and thus subject to depreciation. For the years ended December 31, 2004 and 2005, the corresponding depreciation amounts of those assets were R$1 million and R$1 million, respectively.

Transactions accounted for as sale-leasebacks included 158 properties (110 properties in 2002 and 48 properties in 2004). The proceeds from the sale of these properties were R$141 million (2002 - R$71 million (at a cost of R$36 million) and 2004 - R$70 million (at a cost of R$41 million)). Therefore, based on the accounting practices disclosed in Note 2(k) to our financial statements in our 2005 Form 20-F, the impacts on our statement of income for the four years ended December 31, 2005, are as follows:

(a) Deferment of the net gain on sale of properties - 2002 - R$14 million, 2003 - R$5 million, 2004 - R$7 million and 2005 - R$7 million; and

(b) Rental expenses on the leased properties - 2002 - R$3 million, 2003 - R$5 million, 2004 - R$6 million and 2005 - R$11 million.

Finally, the following chart sets forth the general terms and conditions of the sale leaseback and financing method transactions related to the sales of our branches since 2002. For the sale-leaseback transactions, at least one of the conditions displayed in the table below was set forth in the agreements that regulated the bidding auctions pursuant to which our branches were offered for sale. For the financing method, we are only describing the conditions that applied for 2004 auctions.

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SALE-LEASEBACK CONDITIONS	FINANCING METHOD CONDITIONS

Purchasers’ obligations:

i)     maintain the existing lease contracts related to such real estate;

ii)   execute a minimum 10 year term lease contract with the respective seller of the real estate.

Sellers’ right:

i)    right of first refusal to acquire the real estate should the new owner decides to sell it to third parties.

Each of the purchasers of the real estate could choose one of the following methods of payment:

i)     Payment up to 12 installments: minimum of 20% as a down payment, and the balance to be paid in 12 monthly installments, with 1% interest per month; or

ii)    Payment up to 24 installments: minimum of 20% as a down payment, and the balance to be paid in 24 monthly installments, adjusted by IGP-M rate plus 1% interest per month; or

iii)  Payment up to 48 installments: minimum of 25% as a down payment, and the balance to be paid in 48 monthly installments, adjusted by IGP-M rate plus 1% interest per month; or

iv)   Payment up to 60 installments: minimum of 30% as a down payment, and the outstanding amount to be paid in 60 monthly installments adjusted by IGP-M rate plus 1% interest per month.

We will revise our future filings to clarify this point.

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Note 28 – Derivatives and Risk Management, page F-56

8.

We note that for several of the derivative contracts listed in the table on page F58, you disclose that the notional amount is equal to the fair value of the outstanding derivative. If this information is not accurate, please revise your filing to provide the correct fair value and/or notional amounts. If the information is correct as presented, please more fully describe for us the methods you used to determine that fair value of the outstanding derivative contracts was equal to the notional amount.

The information presented in the table contained in Note 28 (d) Derivatives in our 2005 Form 20-F, in which the Staff notes that some of the notional amounts are equal to the fair values of the outstanding derivatives, is accurate. The cases in which the notional amount is equal to the fair value are all of our outstanding future contracts positions, which are traded on the Brazilian Mercantile and Futures Exchange (“BM&F”). All future contracts traded on the BM&F are subject to a daily settlement of accounts as described in the futures contract specifications of the BM&F (the future contract specifications are available for download at BM&F’s website: www.bmf.com.br).

The terms below are an extract from the BM&F specifications for future contracts negotiations. This extract refers specifically to the mechanism of daily settlement, which explains why the notional value can actually be equal to the fair value:

“...

Daily settlement of accounts (variation margin)

For the purpose of calculating the variation margin value, the following criteria shall apply:

(a) Reversal of positions

Long and short positions originally quoted in rate shall be transformed into short and long positions, respectively, in unit price (PU).

(b) Variation margin calculation

The positions outstanding at the end of each session, after being transformed into PU-quoted positions, shall be settled based on that day’s settlement price, established in accordance with BM&F rules and regulations, and cash settled on the following business day. ...”

As a result of the daily settlement of accounts, the notional amount becomes equal to the fair value. By the end of each trading day, BM&F calculates the difference between the settlement value and the notional value at the beginning of that date, and, if the difference is positive or negative, BM&F credits or debits, respectively, our account. The settlement value of a trading day becomes the opening notional value of the contract for the next trading day. The settlement values are determined by BM&F, and in most instances represent the fair values, given they are established as a function of closing prices and closing calls for the majority of future contracts. Therefore, the notional value is typically equal to the fair value at the end of a trading day.

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9.

We note from your disclosures on page F-59 that you entered into both fair value and cash flow hedging transactions which were outstanding during 2004 and/or 2005. Given the disclosures provided, we are unclear whether or not you use the shortcut method to assess the effectiveness of these hedges. If you used the shortcut method, please tell us how you determined that you qualified under paragraphs 65 or 68 of SFAS 133. Please also specifically address how you considered any unusual features (such as interest rate deferral options associate with subordinated debentures) in determining that use of the shortcut method was appropriate, if true.

Please note that, as of December 31, 2005, as described on page F-60 of our 2005 Form 20-F, we only hold derivative financial instruments that are designated as cash flow hedges.

In relation to these hedging transactions, we did not use the shortcut method during 2004 and 2005 due to the fact that our derivatives designated as hedge do not follow all the requirements in accordance to conditions set forth at paragraph 68 of SFAS 133.

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Note 31– Regulatory Matter, page F-62

10.

You state that you are subject to regulation by the Central Bank which among other things include accounting practices. In your regulatory capital discussion beginning on page 97 you state that your Basel capital adequacy ratio and related measures are calculated in accordance with Accounting Practices in Brazil. In addition, it is referenced that the Central Bank plans to adopt the Basel II provisions gradually, with caution and appropriate adaptation to Brazilian needs. Please answer the following related to the above and revise your filing as necessary.

•

explain whether there are differences in the calculation(s) prepared utilizing Brazilian Accounting Principles as compared to those under U.S. GAAP presented in your document and if so, quantify and explain those differences;

•	the treatment of your perpetual bond issuance in 2005 as a Tier 2 capital item and whether this treatment would have been different under U.S. GAAP;

•

your policy of charging-off loans up to 360 days from the due date which is apparently consistent with Central Bank regulations regarding loan classification categories incorporating time past due and minimum specific provisions and why you believe this treatment is consistent with U.S. GAAP; and

•

as a related matter, what consideration was given to including in your audit report the recognition and existence of accounting practices in Brazil (primarily those promulgated by the Central Bank) in your audit report to the extent that they are materially different from U.S. GAAP.

The Central Bank sets the minimum capital adequacy ratio required for banks operating in Brazil. This minimum capital requirement (i) is based on information derived from the financial statements prepared in accordance with Accounting Practices Adopted in Brazil and applicable regulations of the Central Bank and (ii) reflects the minimum capital structure that the Central Bank considers adequate for a bank to operate in Brazil after taking into account Brazilian economic conditions. While the Central Bank has not defined the particular Brazilian economic conditions it takes into account when determining the minimum capital adequacy ratio, in our view, the fact that Brazil is currently considered to have an emerging market economy which may represent a higher risk in respect of liquidity than the economies of investment grade countries, is likely to be one of the factors considered by the Central Bank.

The main difference between the Central Bank capital adequacy standards and the Basel II standard imposed in the United States for US financial institutions is the target standard ratio. As explained above, due to the specific characteristics of the Brazilian economy, the Central Bank has adopted a more conservative minimum capital ratio than that which has been instituted for financial institutions operating in the United States; the current minimum capital ratio required by the Central Bank is 11% while the minimum capital ratio for financial institutions operating in the United States is 8%.

The 11% capital ratio mandated by the Central Bank is a required minimum threshold, banks may choose to increase this threshold in light of their respective financial

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conditions and in accordance with their internal policies. Currently our capital ratio is 15.65%. Additional information on this capital ratio is set forth on page F-63 of our 2005 Form 20-F.

If the calculation of the capital ratio were to follow accounting principles other than those which are required under Brazilian legislation, including the Central Bank requirements, the capital rate calculation would not correctly reflect the minimum capital adequacy ratio required by the Central Bank. In other words, the presentation of a minimum capital ratio calculated using US GAAP numbers could represent misleading information, which would not reflect the accurate minimum ratio that we are required by the Central Bank to observe.

Notwithstanding, we have applied the Central Bank rules for calculating our capital ratio to our US GAAP numbers and we have obtained a ratio slightly greater our current ratio of 15.65%. As noted above, disclosure of this figure may lead investors to inaccurate conclusions on our capacity to grow our assets.

With respect to your other two queries and considering the explanation above:

(i)       With respect to Unibanco´s perpetual bond, please note that there are no differences between the accounting treatment in USGAAP and the accounting treatment required by Accounting Practices Adopted in Brazil, which were applied in this specific instance;

(ii)      We believe that our charge-off practices are consistently applied in accordance with US GAAP rules, since we typically charge off a loan when we believe it to be uncollectible, which usually occurs after we have made all the efforts to recover a loan within 360 days of past due. This practice is also in line with Central Bank general rule for banks to write-off credit transactions six or twelve months after they are ranked H, depending on their initial maturity.

* * *

As requested by the Staff, the Companies acknowledge that:

•       they are responsible for the adequacy and accuracy of the disclosure in its filings;

•       Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•       the Companies may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Companies’ responses to the Comment Letter. If you or any other member of the Staff has any further questions or comments concerning these responses, or if you require additional information, please do not hesitate to contact Francesca Lavin or Susan Nathan at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

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Accounting questions may be directed to Luiz Antonio Fossa or Paulo Sergio Miron of PricewaterhouseCoopers at (55 11) 3674-2000.

Very truly yours,

/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho

Chief Financial Officer of Unibanco –
Union of Brazilian Banks S.A. and

Unibanco Holdings S.A.

cc:

Francesca Lavin

Susan Nathan

Cleary Gottlieb Steen & Hamilton LLP

Luiz Antonio Fossa

Paulo Sergio Miron

PricewaterhouseCoopers

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